Exhibit 99.1

www.franco-nevada.com

Press Release

Franco-Nevada Reports Q1 2014 Results and Declares Increased Quarterly Dividend

TORONTO, May 7, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported first quarter 2014 results realizing 65,836 Gold Equivalent Ounces(1) and $18.7 million in revenue for its oil & gas assets. Net income and Adjusted Net Income(2) were both $35.4 million, or $0.24 per share and Adjusted EBITDA(3) was $84.8 million, or $0.58 per share.

“Franco-Nevada’s diversified portfolio continues to deliver dependable top and bottom line results,” said David Harquail, President & CEO. “Our revenue, cash flow and net income have held up well despite significantly lower gold prices. This has allowed us to continue the tradition of increasing dividends each year with our previously announced 11% increase being formally declared effective this quarter. On the business development front, we closed a number of previously announced deals during the quarter and another small deal so far in the second quarter. We were particularly pleased that our Sabodala investment was able to contribute in the same quarter it was acquired. Franco-Nevada remains financially strong and debt-free and we expect to continue to grow with further investments.”

Financial Results

For the first quarter of 2014, Gold Equivalent Ounces(1) (“GEOs”) were 65,836 representing an 11.8% increase over the same period of 2013. Despite a 20.6% lower average gold price and a 12.6% lower average platinum price for the quarter compared to last year, the Company saw growth in its GEOs from recent acquisitions and higher production levels from international and Canadian gold assets and other minerals, partially offset by lower production from U.S. gold assets and PGM assets. In addition, our oil & gas assets generated $18.7 million in revenues during the quarter. Revenue was earned 79% from precious metals (67% gold and 12% PGMs) and 78% from North America and Australia (35% Canada, 21% U.S., 17% Mexico and 5% Australia).

The breakdown of revenue and GEOs for the quarter is as follows:

	For the three months ended March 31, 2014
	Revenue	GEOs(3)
	(in millions)	#
Gold — United States	$16.5	13,216
Gold — Canada	10.9	8,411
Gold — Australia	2.1	1,636
Gold — Rest of World	40.5	31,308
Gold — Total	70.0	54,571
PGM	12.2	8,690
Other minerals	3.2	2,575
Oil & gas	18.7	—
	$104.1	65,836

Corporate & Portfolio Updates

•      Business Development: During the quarter, Franco-Nevada closed the transactions with Teranga Gold Corporation (Sabodala) and Klondex Mines Ltd. (Fire Creek/Midas) for $135.0 million and $35.0 million, respectively. Subsequent to the quarter, the acquisition of an existing 2.0% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s (“Yamana”) Cerro Moro project located in Argentina closed for $19.6 million. On April 29, 2014, Yamana released details of its updated feasibility study on Cerro Moro which included annual production of 150,000 gold equivalent ounces over a ten-year mine life. If Yamana makes a positive construction decision later this year, production is expected to begin in the first half of 2016.

•      Credit Facility: On March 19, 2014, Franco-Nevada’s existing credit facility was extended by two years to March 19, 2019. The facility is currently undrawn and Franco-Nevada remains debt-free.

•      Gold — U.S.: GEOs from Barrick Gold Corporation’s (“Barrick”) Goldstrike mine increased by 25.3% in the period due to lower capital being allocated to the Company’s net profits interest (“NPI”) royalty and higher production levels with associated revenue being lower due to the decrease in the average gold price. GEOs from Gold Quarry, Marigold and Bald Mountain were lower in the quarter. The newly acquired Fire Creek/Midas royalty is expected to start generating GEOs and revenue late in the second quarter of 2014. Augusta Resource Corporation released an update on the permitting progress at its Rosemont project in Arizona where Franco-Nevada holds a 1.5% NSR on all minerals.

•      Gold — Canada: Overall GEOs from Canadian gold assets increased by 20.8% with the largest increases coming from Detour, an asset that began generating GEOs in February 2013 and achieved commercial production in August 2013, and Kirkland Lake, a recent addition to the Canadian portfolio. The increases were partially offset by lower production from the Hemlo NPI, due to capital spending and a lower gold price, and the Sudbury assets, due to lower production. Pretium Resources Inc., the developer of the Brucejack project, announced plans to file an environmental assessment application and produce an updated feasibility study expected later this year.

•      Gold — Australia: Regis Resources Ltd. reported strong production at its Moolart Well operation and the restart of mining activities at the end of March 2014 at both Garden Well and Rosemont following the previously announced flooding.

•      Gold — Rest of World: GEOs from international gold assets saw the highest growth with the addition of the Sabodala gold stream in the quarter which immediately contributed to GEOs and revenue. Higher production from Mine Waste Solutions, Tasiast and Palmarejo offset lower production at other assets. Franco-Nevada expects to fund approximately $200.0 million later in 2014 under its precious metals stream agreement on the Cobre Panama project. On March 31, 2014, Kinross Gold Corporation released a feasibility study on its Tasiast expansion project which included an increase in estimated mineral reserves by nearly 50% and projected an expanded mill capacity to 38,000 tonnes per day from the current 8,000 tonnes per day. A final decision to proceed is not expected until 2015 at the earliest.

•      PGM Assets: PGM assets saw a 13.6% decline in GEOs in the quarter due to lower production from the Sudbury assets partially offset by higher production from Stillwater.

•      Oil & Gas: Revenue from oil & gas assets for the quarter was $18.7 million, an increase of 34.5% over 2013. The increase is due to higher realized oil and gas prices. Price and quality differentials were comparable to last year with production constrained due to cold weather.

Dividend Information

The Board of Directors of Franco-Nevada is pleased to announce that today it has declared an increased quarterly dividend of $0.20 per share. The dividend is an 11.1% increase from the previous $0.06 per share monthly dividend. The dividend will be paid on June 26, 2014 to shareholders of record on June 12, 2014.  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on May 6, 2014.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, May 8, 2014 at 8:30 a.m. Eastern Time to review the results.  Interested investors are invited to participate as follows:

•        Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450; Title: Franco-Nevada Q1 2014 Results.

•        Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Conference call replay: A recording will be available until May 15, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 31908888.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)   GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q1 2014, the average commodity prices were as follows: $1,294/oz gold (2013 - $1,630/oz); $1,428/oz platinum (2013 - $1,634/oz) and $744/oz palladium (2013 - $740/oz).

(2)   Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)   Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended
(Expressed in millions except per share amounts)	March 31, 2014	March 31, 2013

Net Income	$35.4	$35.4
Income tax expense	14.4	13.4
Finance costs	0.4	0.7
Finance income	(0.7)	(0.9)
Depletion and depreciation	36.1	34.4
Impairment of investments	—	1.4
Foreign exchange (gains)/losses and other (income)/expenses	(0.8)	4.7
Adjusted EBITDA	$84.8	$89.1
Basic Weighted Average Shares Outstanding	147.2	146.7
Adjusted EBITDA per share	$0.58	$0.61

Net Income	$35.4	$35.4
Impairment of investments, net of income tax	—	1.4
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(1.1)	3.5
Indexation tax adjustment	1.1	—
Credit facility costs, net of income tax	—	0.3
Adjusted Net Income	$35.4	$40.6
Adjusted Net Income per share	$0.24	$0.28

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$669.9	$770.0
Short-term investments (Notes 5 & 6)	10.3	18.0
Receivables (Note 6)	72.6	78.0
Prepaid expenses and other	38.8	46.3
Current assets	791.6	912.3

Royalty, stream and working interests, net	2,121.1	2,050.2
Investments (Notes 5 & 6)	45.9	38.2
Deferred income tax assets	13.6	15.8
Other	55.0	28.4

Total assets	$3,027.2	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 11(b))	$17.6	$46.1
Current income tax liabilities	3.6	5.0
Current liabilities	21.2	51.1

Deferred income tax liabilities	33.4	30.0
Total liabilities	54.6	81.1

SHAREHOLDERS’ EQUITY (Note 11)
Common shares	3,137.8	3,133.0
Contributed surplus	45.9	45.8
Deficit	(176.4)	(212.5)
Accumulated other comprehensive loss	(34.7)	(2.5)
Total shareholders’ equity	2,972.6	2,963.8

Total liabilities and shareholders’ equity	$3,027.2	$3,044.9

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q1 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2014	2013

Revenue (Note 7)	$104.1	$108.8

Costs and expenses
Costs of sales (Note 8)	14.6	15.1
Depletion and depreciation	36.1	34.4
Corporate administration (Notes 9 & 11(c))	4.2	3.7
Business development	0.5	0.9
Impairment of investments	—	1.4
	55.4	55.5

Operating income	48.7	53.3

Foreign exchange gain (loss) and other income (expenses)	0.8	(4.7)
Income before finance items and income taxes	49.5	48.6

Finance items
Finance income	0.7	0.9
Finance expenses	(0.4)	(0.7)
Net income before income taxes	49.8	48.8

Income tax expense (Note 10)	14.4	13.4

Net income	$35.4	$35.4

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.9 (Note 5)	5.9	(5.5)
Currency translation adjustment	(38.1)	(24.2)
Other comprehensive loss	(32.2)	(29.7)

Total comprehensive income	$3.2	$5.7

Basic earnings per share (Note 12)	$0.24	$0.24
Diluted earnings per share (Note 12)	$0.24	$0.24

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q1 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2014	2013
Cash flows from operating activities
Net income	$35.4	$35.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	36.1	34.4
Impairment of investments (Note 5)	—	1.4
Other non-cash items	0.1	0.4
Deferred income tax expense (Note 10)	5.6	0.2
Share-based payments (Note 11(c))	1.2	1.2
Unrealized foreign exchange loss	0.8	0.3
Mark-to-market on warrants (Note 5)	(2.0)	4.0

Changes in non-cash assets and liabilities:
Decrease in receivables	5.4	7.4
Decrease (increase) in prepaid expenses and other	(15.2)	(1.0)
Decrease in accounts payable and accrued liabilities	(3.8)	(7.2)
Net cash provided by operating activities	63.6	76.5

Cash flows from investing activities
Proceeds on sale of investments	17.6	55.2
Purchase of investments	(10.0)	(14.6)
Proceeds from the sale of gold bullion	30.0	—
Acquisition of working interest in oil & gas properties	—	(0.7)
Acquisition of interests in mineral properties	(137.0)	(0.1)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(0.2)
Purchase of oil & gas well equipment	(1.3)	(2.2)
Net cash provided by (used in) investing activities	(134.6)	39.2

Cash flows from financing activities
Credit facility amendment costs	(0.7)	—
Payment of dividends (Note 11(b))	(22.5)	(26.1)
Proceeds from exercise of warrants (Note 11(a))	0.2	—
Proceeds from exercise of stock options (Note 11(a))	0.7	0.3
Net cash used in financing activities	(22.3)	(25.8)
Effect of exchange rate changes on cash and cash equivalents	(6.8)	(3.1)
Net change in cash and cash equivalents	(100.1)	86.8
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$669.9	$718.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.3
Income taxes paid during the period	$5.9	$17.5

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q1 Report available on our website.